UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant   ☒

Check the appropriate box:

☐           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☒           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

DWS DREMAN VALUE INCOME EDGE FUND, INC.
(Name of Registrant as Specified in Its Charter)

WESTERN INVESTMENT LLC
WESTERN INVESTMENT HEDGED PARTNERS L.P.
WESTERN INVESTMENT ACTIVISM PARTNERS LLC
WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
WESTERN INVESTMENT TOTAL RETURN FUND LTD.
ARTHUR D. LIPSON
BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
BENCHMARK PLUS PARTNERS, L.L.C.
BENCHMARK PLUS MANAGEMENT, L.L.C.
ROBERT FERGUSON
SCOTT FRANZBLAU
ROBERT H. DANIELS
GREGORY R. DUBE
WILLIAM J. ROBERTS
LYNN D. SCHULTZ

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

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2

ANNUAL MEETING OF SHAREHOLDERS
OF
DWS DREMAN VALUE INCOME EDGE FUND, INC.
_________________________

SUPPLEMENT DATED APRIL 27, 2010 TO PROXY STATEMENT
OF
WESTERN INVESTMENT LLC
_________________________

Western Investment LLC (“Western Investment”), wants to inform you of the addition of a participant in this solicitation, Lynn Schultz.

ADDITIONAL INFORMATION CONCERNING THE PARTICIPANTS

On April 22, 2010 Lynn Schultz joined Western Investment and the other participants in this solicitation (collectively, the “Group”) and agreed to be bound by the terms of a Joint Filing and Solicitation Agreement and to take reasonable steps to request, at Western Investment’s sole cost and expense, a complete list of record and beneficial holders of the Fund’s securities, and related materials.  Ms. Schultz does not have a principal business address, but can be reached c/o Western Investment LLC, 7050 South Union Park Center, Suite 590, Midvale, Utah 84047.  The principal occupation of Ms. Schultz is psychotherapist.  Ms. Schultz owns directly 100 Shares, which were gifted to her by Western Investment on April 14, 2010.

Dear Shareholder:

We have sent you proxy materials for the Annual Meeting of Shareholders of DWS Dreman Value Income Edge Fund, Inc. to be held on May 24, 2010.

YOUR SHARES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS ON CERTAIN MATTERS TO BE ACTED UPON AT THE MEETING

Please forward your voting instructions as soon as possible using one of the following methods:

Available 24 Hours – 7 Days a Week

VOTE BY TELEPHONE	VOTE BY INTERNET

Using a touch-tone telephone, call the toll-free number which appears on the top left corner of your enclosed Voting Instruction Form.	Go to website: WWW.PROXYVOTE.COM
Just follow these four easy steps:	Just follow these four easy steps:
1. 2. 3. 4.

Read the Western Investment LLC Proxy Statement and enclosed Voting Instruction Form.

Call the toll-free number located on the top left corner of your Voting Instruction Form.

Enter your 12-digit Control Number located on your Voting Instruction Form.

Follow the simple recorded instructions.

1. 2. 3. 4.

Read the Western Investment LLC Proxy Statement and enclosed Voting Instruction Form.

Go to the website www.proxyvote.com.

Enter your 12-digit Control Number located on your Voting Instruction Form.

Follow the simple instructions.

If you vote by telephone or Internet, do not return your Voting Instruction Form. Thank you for your vote!